UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2015 (July 2, 2015)

Health Net, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-12718	95-4288333
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21650 Oxnard Street, Woodland Hills, California	91367
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (818) 676-6000

(Former Name or Former Address, if Changed Since Last Report): N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement.

Merger Agreement

On July 2, 2015, Health Net, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Centene Corporation, a Delaware corporation (“Centene”), together with Chopin Merger Sub I, Inc. (“Merger Sub I”) and Chopin Merger Sub II, Inc. (“Merger Sub II”), each a Delaware corporation and a direct, wholly-owned subsidiary of Centene. Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub I will merge with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”) and (ii) subject to delivery of a legal opinion from counsel to the Surviving Corporation regarding certain aspects of the tax treatment of the transactions, immediately after the consummation of the Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company.

At the effective time of the Merger, each share of the Company’s common stock, par value $.001 per share (excluding shares held by the Company in treasury, any shares held, directly or indirectly, by Centene, by Merger Sub I or by Merger Sub II and any shares that are outstanding immediately prior to the effective time of the Merger and that are held by any person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the Delaware General Corporations law), will be converted into the right to receive the merger consideration (“the Merger Consideration”), which will consist of $28.25 in cash and 0.6220 of one share of Centene’s common stock.

At the effective time of the Merger, (i) each outstanding stock option to purchase shares of the Company’s common stock will be converted into a right to receive cash and shares of Centene’s common stock (net of the option exercise price); (ii) each of the Company’s vested performance share awards and vested restricted stock units will be converted into rights to receive the Merger Consideration in respect of the shares of the Company’s common stock subject to the awards and units; and (iii) each unvested performance share award and each unvested restricted stock unit of the Company will be converted into rights to receive shares of Centene’s common stock, subject to the same criteria, provided that any performance vesting goal will be deemed satisfied at target.

The respective boards of directors of the Company and Centene have unanimously approved the Merger Agreement, and the board of directors of the Company has agreed to recommend that the Company’s stockholders adopt the Merger Agreement. In addition, the board of directors of Centene has agreed to recommend that Centene’s stockholders approve the issuance of the shares of its common stock forming part of the Merger Consideration, as required by the listing standards of the New York Stock Exchange. The Company and Centene each have agreed, subject to certain exceptions, not to directly or indirectly solicit competing acquisition proposals or to enter into, continue or participate in discussions or negotiations concerning, or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement relating to, an alternative business combination. However, the board of directors of the Company may, subject to certain conditions, withdraw its recommendation in favor of adoption of the Merger Agreement and terminate the Merger Agreement, and the Centene board of directors may, subject to certain conditions, withdraw its recommendation in favor of approval of the issuance of common stock forming part of the Merger Consideration and terminate the Merger Agreement if, in connection with receipt of an alternative proposal that the Company’s board or Centene’s board, as the case may be, determines constitutes a superior proposal, and such board determines in good faith that a failure to effect such a withdrawal of recommendation would be inconsistent with its fiduciary duties. In addition, the Company’s board of directors or Centene’s board of directors, may withdraw its recommendation (but not terminate the Merger Agreement) if, in connection with a fact, event, circumstance or change occurring after the date of the Merger Agreement that was not known nor reasonably foreseeable at the date of the Merger Agreement, it determines in good faith that a failure to effect such a withdrawal of recommendation would be inconsistent with its fiduciary duties.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) approval of the Merger Agreement by the Company’s stockholders, (ii) approval of the issuance of the common stock forming part of the Merger Consideration by Centene’s stockholders, (iii) approval for listing of such Centene common stock on the New York Stock Exchange, (iv) there being no law or order (temporary, preliminary or permanent) prohibiting consummation of the Merger or the issuance of the shares of Centene’s common stock forming part of the Merger Consideration, and there being no governmental proceeding pending that seeks to impose a burdensome condition on the Company or Centene, (v) expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (vi) the effectiveness of a registration statement on Form S-4 with respect to the Centene common stock to be issued as part of the Merger Consideration, (vii) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (viii) compliance by the other party in all material respects with its covenants, and (ix) specified governmental filings and consents having been made or obtained. The completion of the Merger is not conditioned on receipt of financing by Centene.

The Company and Centene have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of the Company’s and Centene’s respective businesses between the date of the signing of the Merger Agreement and the closing of the Merger, and (ii) the efforts of the parties to cause the Merger to be completed.

The Merger Agreement further provides that (i) Centene may be required to pay the Company a termination fee equal to (A) $101 million if either party terminates the Merger Agreement due to failure to obtain the approval of Centene stockholders, (B) $367 million (less the $101 million paid pursuant to clause (i)(A) above, if paid) if the Merger Agreement is terminated (1) by either party due to failure to obtain the approval of Centene stockholders or (2) by the Company due to Centene’s willful and material breach of the Merger Agreement, if a takeover proposal has been publicly disclosed, announced or otherwise made public and, at the time of such termination, has not been withdrawn and remains outstanding and within nine months of such termination Centene enters into an alternative transaction that is subsequently consummated or consummates an alternative transaction, (C) $250 million if either party terminates the Merger Agreement at the Outside Date and the expiration or termination of the waiting period under the HSR Act has not occurred and all other closing conditions have been satisfied (subject to certain limited exceptions set forth in the Merger Agreement) or if an order that relates to applicable U.S. federal antitrust laws has been issued that permanently enjoins or prohibits the Merger, (D) $302 million if the Merger Agreement is terminated on or prior to 5:30 PM on August 17, 2015 (the “Applicable Time”) or $367 million if the Merger Agreement is terminated after the Applicable Time, in each case, (1) by the Company following an adverse recommendation change of Centene’s Board of Directors in respect of a superior proposal, (2) by the Company due to Centene’s willful breach of its obligations not to solicit alternative transaction proposals or (3) by Centene to enter into an agreement in respect of a superior proposal and (E) $402 million if the Merger Agreement is terminated by the Company due to Centene’s Board of Directors effecting an adverse recommendation change in response to a Parent Intervening Event (as defined in the Merger Agreement) and (ii) the Company may be required to pay Centene a termination fee equal to (A) $63 million if either party terminates the Merger Agreement due to failure to obtain the approval of the Company’s stockholders, (B) $229 million (less the $63 million paid pursuant to clause (ii)(A) above, if paid) if the Merger Agreement is terminated (1) by either party due to failure to obtain the approval of the Company’s stockholders or (2) by Centene due to the Company’s willful and material breach of the Merger Agreement, if a takeover proposal has been publicly disclosed, announced or otherwise made public and, at the time of such termination, has not been withdrawn and remains outstanding and within nine months of such termination the Company enters into an alternative transaction that is subsequently consummated or consummates an alternative transaction, (C) $188 million if the Merger Agreement is terminated on or prior to the Applicable Time or $229 million if the Merger Agreement is terminated after the Applicable Time, in each case, (1) by Centene following an adverse recommendation change of the Company’s Board of Directors in respect of a superior proposal, (2) by Centene due to the Company’s willful breach of its obligations not to solicit alternative transaction proposals or (3) by the Company to enter into an agreement in respect of a superior proposal and (D) $251 million if the Merger Agreement is terminated by Centene due to the Company’s Board of Directors effecting an adverse recommendation change in response to a Company Intervening Event (as defined in the Merger Agreement).

The Merger Agreement is attached as Exhibit 2.1 and is incorporated by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement, and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Company, Centene or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger

Agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Centene or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, the Company entered into a voting agreement with Michael F. Neidorff and Centene entered into a voting agreement with Jay M. Gellert, pursuant to which each has agreed to vote their respective shares in favor of the transactions contemplated by the Merger Agreement.

The foregoing summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of Exhibits 10.1 and 10.2.

Item 3.03. Material Modification to Rights of Security Holders

See above.

Item 5.01. Changes in Control of Registrant.

See above.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Each of the directors of the Company will resign from the board of directors effective as of the effective time of the Merger.

Item 8.01 Other Events

On July 2, 2015, the Company and Centene issued a joint press release announcing the execution of the Merger Agreement.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of this report.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene, the Company, Merger Sub I and Merger Sub II.

10.1	Voting Agreement, dated as of July 2, 2015, among the Company and Michael F. Neidorff.

10.2	Voting Agreement, dated as of July 2, 2015, among Centene and Jay M. Gellert.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the SEC. These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor

Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 7, 2015

HEALTH NET, INC.

By:	/s/ James E. Woys
	Name:	James E. Woys
	Title:	Executive Vice President, Chief Financial and Operating Officer and Interim Treasurer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene, the Company, Merger Sub I and Merger Sub II.

10.1	Voting Agreement, dated as of July 2, 2015, among the Company and Michael F. Neidorff.

10.2	Voting Agreement, dated as of July 2, 2015, among Centene and Jay M. Gellert.